UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

Commission File Number: 001-34602

DAQO NEW ENERGY CORP.

666 Longdu Avenue

Wanzhou, Chongqing 404000

People’s Republic of China

+86 23 6486-6666

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Explanatory Note

The documents attached as exhibits 1.1, 5.1, 8.1, 8.2, 23.1 and 23.2 to this 6-K are hereby incorporated by reference into the Registration Statement on Form F-3 of Daqo New Energy Corp. (File No. 333-201223).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DAQO NEW ENERGY CORP.

By:	/s/ Gongda Yao

Name:	Gongda Yao
Title:	Director and Chief Executive Officer

Date: February 6, 2015

EXHIBIT INDEX

Exhibit No.	Exhibit Description

Exhibit 1.1	Underwriting Agreement dated February 5, 2015 between the Registrant and the underwriter

Exhibit 5.1	Opinion of Travers Thorp Alberga, the Cayman Islands counsel to the Registrant, regarding the issue of ordinary shares being registered

Exhibit 8.1	Opinion of Travers Thorp Alberga regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

Exhibit 8.2	Opinion of Jun He Law Offices regarding certain PRC tax law matters

Exhibit 23.1	Consent of Travers Thorp Alberga (included in Exhibit 5.1)

Exhibit 23.2	Consent of Jun He Law Offices